

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response…	12.00

SEC ... OMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 23 2009

Washington, DC

SEC FILE NUMBER
8-66425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2008_____ AND ENDING_____12/31/2008_____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill and Roeser Holdings, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 34th Floor
_____
                              (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk Roeser   (212)-972-4880
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
_____
(Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I __Kirk Roeser_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gill and Roeser Holdings, Inc._____ , as of __December 31,_____, 2008____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

EVELYN WERTHEIMER
Notary Public, State of New York
No. 01WE6152866
Qualified in Suffolk County
Commission Expires Sept. 25, 2010

Notary Public

Signature

CEO

Title

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GILL AND ROESER HOLDINGS, INC.
535 FIFTH AVENUE
NEW YORK, NY 10017

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Gill and Roeser Holdings, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	386,005
Prepaid expenses and other		18,982
Total assets	$	404,987
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	20,757
Stockholder's equity		
Common stock, no par value; authorized 200 shares;		
issued 100 shares; outstanding 50 shares		1,000
Additional paid-in capital		226,628
Retained earnings		157,102
Less: Treasury stock, at cost, 50 shares		(500)
Total stockholder's equity		384,230
Total liabilities and stockholder's equity	$	404,987

The accompanying notes are an integral part of this financial statement.

1. **General**

   Gill and Roeser Holdings, Inc. (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary business is to provide merger and acquisition advice, for which it charges a fee.

2. **Summary of Significant Accounting Policies**

   Cash Equivalents
   The Company considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Income Taxes
   The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately his distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. **Net Capital Requirements**

   The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

   At December 31, 2008, the Company has net capital, as defined, of $365,248 which is $360,248 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $20,757. The Company's ratio of aggregate indebtedness to net capital is 0.06 to 1 at December 31, 2008.

4. **Concentration of Credit Risk**

The Company has cash at a bank in excess of FDIC limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2008, this credit risk amounts to approximately $139,000.

5. **Related Party**

The Company uses consultants employed by a related party owned by the Company's stockholder. During the year ended December 31, 2008, the Company was charged $39,199 for consulting fees.

A related party owned by the Company's stockholder entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, accounting, telecommunication and other general services to be allocated in accordance with the agreement. During the year ended December 31, 2008, the Company was charged $96,000 for these expenses.

6. **Major Customer**

The Company provides merger and acquisition advice, for which it charges a fee. For the year ended December 31, 2008, the Company received $78,399 from such services, of which approximately 56% of such fee revenue was derived from one customer.

7. **FASB Staff Position No. FIN 48-3**

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of Interpretation 48, Accounting for Uncertainty in Income Taxes until fiscal years beginning December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

****

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

To the Board of Directors
Gill and Roeser Holdings, Inc.

We have audited the accompanying statement of financial condition of Gill and Roeser Holdings, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gill and Roeser Holdings, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weeser LLP

Lake Success, N.Y.
February 20, 2009